SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2004

CNH GLOBAL N.V.

(Translation of registrant’s name into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:         Form 20-F    X    Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes            No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

CNH GLOBAL N.V.

SIGNATURES

Form 6-K for the month of May, 2004

List of Exhibits

1. Condensed Guarantor Information.

     In connection with the outstanding 9-1/4% Senior Notes due 2011 of Case New Holland, Inc., an indirect wholly owned subsidiary of the registrant (“Case New Holland”), which are guaranteed by the registrant and certain of its wholly owned subsidiaries, the registrant is providing condensed consolidating financial information of the registrant, Case New Holland, such guarantor subsidiaries and all other subsidiaries of the registrant for 2002 and 2003, which is attached as Exhibit 1 to this Report on Form 6-K.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
Dated: May 13, 2004	By:	/s/ Richard R. Dykhouse Name: Richard R. Dykhouse Title: Assistant Secretary